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                                                                      EXHIBIT 12

                       LORAL SPACE & COMMUNICATIONS LTD.

          COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Loss before income taxes, equity in net loss of affiliates
  and minority interest.....................................  $(15,651)   $ (7,283)
Plus fixed charges:
  Interest cost.............................................   126,661      76,481
  Interest component of rent expense(1).....................     3,438       3,379
Less: capitalized interest, net of amortization.............    59,477      38,393
                                                              --------    --------
Earnings available to cover fixed charges...................  $ 54,971    $ 34,184
                                                              ========    ========
Fixed charges(2)............................................  $177,558    $130,133
                                                              ========    ========
Deficiency of earnings to cover fixed charges...............  $122,587    $ 95,949
                                                              ========    ========

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(1) The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2) Fixed charges include preferred dividends as adjusted for the Company's effective tax rate, excluding one-time events.